Exhibit 99.1

Media Release

Planegg/Munich, Germany, January 17, 2019

MorphoSys Announces that its Licensee Janssen has Expanded

Clinical Development of Guselkumab (Tremfya®) into Ulcerative Colitis

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) announced today that its licensee Janssen Research & Development, LLC (Janssen), has further expanded the clinical development of guselkumab (Tremfya®) into ulcerative colitis (UC).

Janssen has initiated a proof-of-concept phase 2a clinical trial in patients with moderately to severely active ulcerative colitis (UC), a chronic inflammatory bowel disease. This randomized, double-blind study will evaluate the efficacy and safety of guselkumab in combination with golimumab compared to guselkumab or golimumab monotherapy in approximately 210 patients with moderately to severely active UC.

Guselkumab is a human anti-IL-23 monoclonal antibody developed by Janssen that was generated utilizing MorphoSys’s proprietary HuCAL antibody technology.

Dr. Markus Enzelberger, Chief Scientific Officer of MorphoSys AG, said: “We are very pleased that our licensee Janssen has further expanded the clinical development program of guselkumab by initiating a clinical study in ulcerative colitis. We see a high medical need to investigate new treatment options for patients suffering from this inflammatory disease of the gastrointestinal tract.”

Guselkumab (tradename Tremfya®) has been approved in the U.S., Canada, the European Union, and several other countries for the treatment of plaque psoriasis and in Japan for the treatment of various forms of psoriasis, psoriatic arthritis, and palmoplantar pustulosis. Guselkumab is currently being investigated in clinical studies in several indications, including plaque psoriasis, pediatric psoriasis, psoriatic arthritis, Crohn’s disease, hidradenitis suppurativa, and now ulcerative colitis. MorphoSys is eligible to certain milestone payments and receives royalties on net sales of Tremfya®.

More information about guselkumab clinical studies is available on clinicaltrials.gov.

About Ulcerative Colitis

Ulcerative colitis is a chronic inflammatory disease of the large intestine, also known as the colon, in which the lining of the colon becomes inflamed and develops tiny open sores, or ulcers, that produce pus and mucous. The combination of inflammation and ulceration can cause abdominal discomfort and frequent emptying of the colon. Ulcerative colitis may affect as many as 907,000 Americans. Men and women are equally likely to be affected, and most people are diagnosed in their mid-30s. The disease can occur at any age and older men are more likely to be diagnosed than older women1.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, MOR208, has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned New Jersey-based U.S. subsidiary MorphoSys US Inc., has approximately 320 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, expectations regarding the clinical development of guselkumab (Tremfya®) in patients with moderately to severely active ulcerative colitis (UC), MorphoSys’s eligibility to receive royalties on net sales of Tremfya, the further clinical development of Tremfya® including the treatment of plaque psoriasis, psoriatic arthritis, Crohn’s disease, hidradenitis suppurativa, and now UC. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding the clinical development of guselkumab (Tremfya®) in patients with moderately to severely active ulcerative colitis (UC), MorphoSys’s eligibility to receive royalties on net sales of Tremfya, the further clinical development of Tremfya® including the treatment of plaque psoriasis, psoriatic arthritis, Crohn’s disease, hidradenitis suppurativa, and now UC are false, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’s reliance on collaborations with third parties and other risks as indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

•	1. Crohn’s & Colitis Foundation. What is Ulcerative Colitis? http://www.crohnscolitisfoundation.org/what-are-crohns-and-colitis/what-is-ulcerative-colitis/. Accessed December 13, 2018.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com